Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000

July 22, 2021

Jane Park

Jeffrey Gabor

Franklin Wyman

Kevin Vaughn

Division of Corporation Finance

Office of Life Sciences

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nuvalent, Inc.
Registration Statement on Form S-1
Filed July 7, 2021
File No. 333-257730

Dear Ms. Park:

On behalf of our client, Nuvalent, Inc. (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Registration Statement on Form S-1 (the “Registration Statement”) contained in the Staff’s letter dated July 21, 2021 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement and is filing Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”) together with this response letter. The Amended Registration Statement also contains certain additional updates and revisions.

Set forth below are the Company’s responses to the Staff’s comments in the Comment Letter. The responses and information below are based on information provided to us by the Company. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to the comments as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the Amended Registration Statement submitted herewith where the revised language addressing a particular comment appears. Capitalized terms used but not defined herein are used herein as defined in the Amended Registration Statement.

Registration Statement on Form S-1 filed July 7, 2021

Overview, page 1

1.	We note your response to prior comment 4. Please revise the Summary to disclose your plan to conduct an End of Phase 1 meeting with the FDA.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on pages 1, 120, and 140 of the Amended Registration Statement in response to the Staff’s comment to disclose its plan to conduct an End of Phase 1 meeting with the FDA.

Intellectual Property, page 156

2.	We note your response to prior comment 17. Please clarify the applicable jurisdictions for your ErbB program.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on page 157 of the Amended Registration Statement to clarify the applicable jurisdictions for its ErbB program.

Exhibits

3.

Please revise Article VI of your Form of Amended and Restated Bylaws to clearly state that the Delaware Forum Provision will not apply to any causes of action arising under the Securities Act or the Exchange Act, consistent with your disclosure on page 91. Alternately, please provide reasonable assurance that you will make future investors aware of the provision’s limited applicability by including such disclosure in your future Exchange Act reports.

RESPONSE: The Company hereby provides assurance that it will make future investors aware of the exclusive forum provision’s limited applicability by including such disclosure in its future Exchange Act reports.

Sincerely,

/s/ Sarah Ashfaq
Sarah Ashfaq

cc:	James R. Porter, Nuvalent, Inc.

Alexandra Balcom, Nuvalent, Inc.

Richard Hoffman, Goodwin Procter LLP

Alicia M. Tschirhart, Goodwin Procter LLP

Arthur D. Robinson, Simpson Thacher & Bartlett LLP

Jean Park, Simpson Thacher & Bartlett LLP